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                          October 16, 2020

       Bruce Wardinski
       Chief Executive Officer
       Playa Hotels & Resorts N.V.
       Prins Bernhardplein 200
       1097 JB Amsterdam, the Netherlands

                                                        Re: Playa Hotels &
Resorts N.V.
                                                            Form S-3
                                                            Filed October 9,
2020
                                                            File No. 333-249413

       Dear Mr. Wardinski :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael McTiernan, Esq.